EXHIBIT 4.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Capital Stock

Aspen Group, Inc. (the “Company”) is authorized to issue (i) 40,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) and (ii) 1,000,000 shares of “blank check” preferred stock, par value $0.001 per share, with such rights, preferences and limitations as may be set by a resolution of the Board of Directors of the Company.

The Common Stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934.

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors. The directors of the Company are elected by a plurality of the votes cast by the shareholders. On all other matters submitted to the shareholders, the affirmative vote of the majority of the votes cast for or against a proposal shall be the act of the shareholders unless otherwise provided by the Delaware General Corporation Law (“DGCL”) or the bylaws of the Company.

In the event of liquidation or dissolution, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Common Stock have no preemptive rights and have no right to convert their Common Stock into any other securities and there are no redemption provisions applicable to our Common Stock.

The holders of Common Stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on Common Stock. We have not paid dividends on our Common Stock since inception and do not plan to pay dividends on our Common Stock in the foreseeable future.

Certain Provisions of Our Charter and Bylaws

Anti-takeover Provisions

In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more shareholders from engaging in a “business combination” with an “interested shareholder” for a three-year period following the time that this shareholder becomes an interested shareholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested shareholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested shareholder is prohibited unless it satisfies one of the following conditions:

•	before the shareholder became interested, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;
•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the shareholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its shareholders). The Certificate of Incorporation of the Company, as amended, does not contain a provision expressly opting out of the application of Section 203 of the DGCL; therefore the Company is subject to the anti-takeover statute.

Issuance of “Blank check” Preferred Stock

As stated above the Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change in control of the Company.

Special Shareholder Meetings and Action by Written Consent

Under our bylaws, special meetings of the shareholders shall be held when directed by the Board of Directors. Our bylaws do not permit meetings of shareholders to be called by any other person. This could have the effect of delaying or preventing unsolicited takeovers and changes in control or changes in our management.

Pursuant to Item 202(a), the information regarding the Common Stock contained herein does not constitute a complete legal description of the Common Stock and is qualified in all material respects by the provisions of the Company’s Certificate of Incorporation and bylaws, as filed with the Securities and Exchange Commission.